Exhibit 3.2

TEXT OF AMENDED SECTION 3.02 OF ARTICLE III
OF THE AMENDED AND RESTATED BYLAWS OF
FLUOR CORPORATION

EFFECTIVE AS OF
APRIL 27, 2005

     “Section 3.02. Number. The authorized number of Directors of the Corporation shall be eleven and such authorized number shall not be changed except by a Bylaw or amendment thereof duly adopted by the stockholders in accordance with the Certificate of Incorporation or by the Board amending this Section 3.02.”